 Exhibit 99.1
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece
June 21, 2024
Dear Stockholder:
You are cordially invited to attend the 2024 Annual Meeting of Stockholders of Danaos Corporation, which will be held on Friday, August 2, 2024 at 10:00 a.m. Greek local time at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.
We are pleased to provide our proxy materials to our stockholders over the Internet. On or about June 21, 2024, we will begin mailing a Notice of Internet Availability of Proxy Materials to stockholders informing them that our 2024 proxy statement, 2023 Annual Report and voting instructions are available online. As more fully described in that Notice, stockholders may choose to access our proxy materials on the Internet or may request to receive paper copies of the proxy materials. This allows us to conserve natural resources and reduces the costs of printing and distributing the proxy materials, while providing our stockholders with access to the proxy materials in a fast and efficient manner. If you request proxy materials by mail, the Notice of the 2024 Annual Meeting of Stockholders, 2024 proxy statement and proxy card and 2023 Annual Report will be sent to you.
Whether or not you are able to attend the 2024 Annual Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card or voting instruction card that you will receive in response to your request. Instructions on each of these voting methods are outlined in the Proxy Statement. Please vote as soon as possible.
We look forward to seeing you on August 2nd.
Sincerely,
Dr. John Coustas
Chairman, President and Chief Executive Officer
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL STOCKHOLDERS MEETING TO BE HELD ON FRIDAY, AUGUST 2, 2024
The notice of annual meeting of stockholders, proxy statement, proxy card and our 2023 Annual Report to Stockholders, as well as our Annual Report on Form 20-F, are available at www.proxyvote.com.
YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2024 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING PRIOR TO THE MEETING BY ONE OF THE AFOREMENTIONED METHODS WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2024 ANNUAL MEETING.

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece
NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON FRIDAY, AUGUST 2, 2024
NOTICE IS HEREBY GIVEN that the 2024 Annual Meeting of Stockholders of Danaos Corporation, a Marshall Islands corporation, will be held at 10:00 a.m. Greek local time, on Friday, August 2, 2024 at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece for the following purposes:
1.   To elect three Class I directors to hold office until the annual meeting of stockholders in 2027 and until such director’s respective successor has been duly elected and qualified;
2.   To ratify the appointment of our independent auditors; and
3.   To transact such other business as may properly come before the 2024 Annual Meeting and any adjournments or postponements thereof.
During the 2024 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2023. Copies of our audited consolidated financial statements are contained in our 2023 Annual Report to Stockholders, which is available on our website at www.danaos.com under the “Investors” section or www.proxyvote.com.
Only holders of record of our common stock, par value $0.01 per share, at the close of business on June 12, 2024 will be entitled to receive notice of, and to vote at, the 2024 Annual Meeting and at any adjournments or postponements thereof.
You are cordially invited to attend the 2024 Annual Meeting. Whether or not you expect to attend the 2024 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by requesting printed copies and completing and returning by mail, in the envelope provided, the proxy card or voting instruction form we send you upon such request, which is being solicited on behalf of our Board of Directors.
The proxy card or voting instruction form shows the form in which your shares of common stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the 2024 Annual Meeting. We look forward to seeing you.
By Order of the Board of Directors
Evangelos Chatzis
Secretary
Piraeus, Greece
June 21, 2024

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece
PROXY STATEMENT FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON FRIDAY, AUGUST 2, 2024
This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of Danaos Corporation, a Marshall Islands corporation, for use at the 2024 Annual Meeting of Stockholders of the Company to be held at 10:00 a.m. Greek local time, on Friday, August 2, 2024 at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece and at any adjournments or postponements thereof.
On or about June 21, 2024, we will begin mailing a Notice of Internet Availability of Proxy Materials to stockholders informing them that our 2024 proxy statement, 2023 Annual Report and voting instructions are available online. If you would like to receive, at no cost, printed copies of the Notice of the 2024 Annual General Meeting of Stockholders, 2024 proxy statement and proxy card and 2023 Annual Report, please contact our Chief Financial Officer and Secretary, Evangelos Chatzis, by telephone at +30 210 419 6480 or by writing to his attention at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.
VOTING METHODS
Internet Voting
Stockholders of record and street name holders may vote on the Internet by accessing the website address indicated on the proxy card or voting instruction form, respectively.
Telephone Voting
Stockholders of record may vote by calling the applicable telephone numbers indicated on the proxy card from any touch-tone telephone. Please follow the voice prompts.
If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.
Vote by Mail
If you receive a printed copy of the proxy materials, you may also vote by completing the accompanying proxy card or voting instruction form and returning it in the envelope provided. If you receive a Notice of Internet Availability of Proxy Materials, you can request a printed copy of the proxy materials by following the instructions contained in the Notice. If you voted by Internet or telephone, you do not need to return your proxy card or voting instruction form.
Shareholders of Record and Beneficial Owners
If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Equiniti Trust Company, LLC, you are considered the “stockholder of record” of those shares and, if you request a paper copy of them, the proxy materials will be mailed to you.
If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder) and, if you request to receive a paper copy of them, the proxy materials will be forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2024 Annual Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the 2024 Annual Meeting unless you bring with you a legal proxy from the stockholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION
A proxy that is properly executed, whether on the Internet, by telephone or by mail in the accompanying form and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of each of the nominees for director described herein, (ii) for the ratification of the appointment of our independent auditors, and (iii) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2024 Annual Meeting or any adjournments or postponements thereof. Any stockholder who signs and returns the proxy may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail or (iii) appearing in person at the 2024 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2024 Annual Meeting. To revoke a proxy, you must take one of the actions described above.
EXPENSES OF SOLICITATION
The expenses of the preparation of proxy materials and the solicitation of proxies for the 2024 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.
VOTING SECURITIES
Holders of our common stock as of the close of business on June 12, 2024 will be entitled to notice of, and to vote at, the 2024 Annual Meeting or any adjournments or postponements thereof. On that date there were 19,345,638 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2024 Annual Meeting. The presence in person or by proxy of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the 2024 Annual Meeting (regardless of whether the proxy has authority to vote on all matters) will constitute a quorum at the 2024 Annual Meeting. If the 2024 Annual Meeting is adjourned for lack of quorum on two successive occasions, at the next and any subsequent adjournment of the 2024 Annual Meeting there must be present either in person or by proxy stockholders of record holding at least 40% of our common stock entitled to vote at the 2024 Annual Meeting in order to constitute a quorum.
Assuming that a quorum is present at the 2024 Annual Meeting, directors will be elected by a plurality of votes cast. There is no provision for cumulative voting. Approval of other items at the 2024 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of directors. Abstentions will have the effect of a vote “Against” on the other proposals and broker non-votes will not affect the outcome of the vote on other proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of June 12, 2024 held by:
•
Each person or entity that we know beneficially owns 5% or more of our common stock;

•
Each of our executive officers and directors and nominees for director; and

•
All our executive officers and directors and nominees for director as a group.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership.
The applicable percentage of ownership of each stockholder is based on 19,345,638 shares of common stock outstanding as of June 12, 2024. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of June 12, 2024 are considered as beneficially owned by the person holding those options, warrants or rights. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Unless otherwise noted, the address of each of the executive officers and directors identified in the table and accompanying footnotes is in care of our principal executive offices. Each stockholder is entitled to one vote for each share held.
	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	9,188,502	47.5%
Iraklis Prokopakis Vice Chairman of the Board of Directors	200,000	1.0%
Evangelos Chatzis Chief Financial Officer, Treasurer and Secretary	50,000	*
Dimitris Vastarouchas Chief Operating Officer	—	*
Filippos Prokopakis Chief Commercial Officer	—	*
Myles R. Itkin Director	4,000	*
William Repko Director	3,000	*
Petros Christodoulou Director	—	—
Richard Sadler Director	—	—
All executive officers and directors as a group (9 persons)	9,445,502	48.8%
5% Beneficial Owners:
Danaos Investment Limited as Trustee of the 883 Trust(2)	9,188,502	47.5%

*
Less than 1%.

(1)
By virtue of shares owned indirectly through Danaos Investment Limited as Trustee of the 883 Trust, which is our largest stockholder. Please see footnote (2) below for further detail regarding DIL and the 883 Trust.

(2)
According to a Schedule 13D/A jointly filed with the SEC on November 15, 2023 by DIL and John Coustas, DIL owns and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the 883 Trust are Dr. Coustas and members of his family. The board of directors of DIL consists of four members, none of whom are beneficiaries of the 883 Trust or members of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

PROPOSAL ONE — ELECTION OF DIRECTORS
Our Board currently consists of six directors. Under our Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is elected and qualified. We have determined that Messrs. Christodoulou, Itkin, Sadler and Repko are each independent under the New York Stock Exchange listing standards, as none of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.
Dr. John Coustas, Petros Christodoulou and Myles R. Itkin are Class I directors whose terms expire this year. Dr. John Coustas, Petros Christodoulou and Myles R. Itkin is each standing for re-election at the 2024 Annual Meeting, and, if elected, will serve a three-year term expiring at the annual meeting of our stockholders in 2027. Each of the nominees has consented to be named herein and to serve if elected. We do not know of anything that would preclude the nominees from serving if elected. If a nominee becomes unable to stand for election as a director at the 2024 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of each nominee for director and each continuing director is set forth below.
The Board recommends that stockholders vote “FOR” the election of each of the following nominees for director.
NOMINEES FOR ELECTION
Name	Age(1)	Positions	Director Since
Dr. John Coustas	68	President, Chief Executive Officer, Chairman and Class I Director – Term to Expire in 2027	1998
Petros Christodoulou(3)(4)(5)	63	Class I Director – Term to Expire in 2027	2018
Myles R. Itkin(2)(4)	76	Class I Director – Term to Expire in 2027	2006
DIRECTORS CONTINUING IN OFFICE
Name	Age(1)	Positions	Director Since
Iraklis Prokopakis(2)(5)	73	Vice Chairman and Class II Director – Term to Expire in 2026	1998
William Repko(2)(3)(4)	74	Class III Director – Term to Expire in 2025	2014
Richard Sadler(3)(5)	62	Class III Director – Term to Expire in 2025	2022

(1)
As of June 1, 2024.

(2)
Member of Nominating and Corporate Governance Committee.

(3)
Member of Compensation Committee.

(4)
Member of Audit Committee.

(5)
Environmental, Social and Governance (ESG) Committee

Nominees for Election
The Board has nominated the following individuals to serve as a director:
Class I Directors — Term to Expire in 2027
Dr. John Coustas
Chairman, President and Chief Executive Officer
Dr. John Coustas is our President, Chief Executive Officer and Chairman of our board of directors. Dr. Coustas has over 30 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is Deputy Chairman of the board of directors of The Swedish Club. Additionally, he is a member of the board of directors of the Union of Greek Shipowners and a member of the DNV Council. Dr. Coustas holds a degree in Marine Engineering from the National Technical University of Athens as well as a Master’s degree in Computer Science and a Ph.D. in Computer Controls from Imperial College, London.
Myles R. Itkin
Director
Myles R. Itkin has been a member of our board of directors since 2006. Mr. Itkin was the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. (“OSG”), in which capacities he served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, from 1995 to 2013. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. Mr. Itkin served on the board of directors of the U.K. P&I Club from 2006 to 2013. Mr. Itkin holds a Bachelor’s degree from Cornell University and an MBA from New York University.
On November 14, 2012, OSG filed voluntary petitions for reorganization for itself and 180 of its subsidiaries under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. On January 23, 2017, Mr. Itkin, and OSG, consented to an SEC order finding they violated or caused the violation of, among other provisions, the negligence-based antifraud provisions as well as reporting, books-and-records, and internal controls provisions of the federal securities laws, in relation to the failure to recognize tax liabilities in OSG’s financial statements resulting from its controlled foreign subsidiary guaranteeing OSG’s debt. Mr. Itkin agreed to pay a $75,000 penalty and OSG agreed to pay a $5 million penalty subject to bankruptcy court approval.
Petros Christodoulou
Director
Petros Christodoulou has been a member of our board of directors since June 2018. Mr. Christodoulou has been a member of the Board of Directors of Guardian Capital Group since 2016 and a member of the Institute of Corporate Directors of Canada. He has also been a member of the Board of Directors of Aegean Baltic Bank since 2017 and a member of the Board of Directors of Minetta Insurance. Mr. Christodoulou was Chief Executive Officer and Chief Financial Officer of Capital Product Partners, an owner of crude, product carriers and containerships, from September 2014 until 2015. From 2012 to 2014, Mr. Christodoulou was the Deputy Chief Executive Officer and Executive Member of the Board of the National Bank of Greece Group, acting as chairman of NBG Asset Management, Astir Palace SA and NBG BankAssurance. Mr. Christodoulou was a member of the Board of Directors of Hellenic Exchanges SA from 2012 to 2014 and Director General of the Public Debt Management Agency of Greece from 2010 to 2014, acting as its Executive Director from 2010 to 2012. Mr. Christodoulou holds an MBA from Columbia University and a Bachelor of Commerce degree from the Athens School of Commerce and Economics.
The following directors will continue in office:
Class III Directors — Term to Expire in 2025
William Repko
Director
William Repko has been a member of our board of directors since July 2014. Mr. Repko has nearly 40 years of investing, finance and restructuring experience. Mr. Repko retired from Evercore Partners in February 2014 where he had served as a senior advisor, senior managing director and was a co-founder of the firm’s Restructuring and Debt Capital Markets Group since September 2005. Prior to joining Evercore Partners Inc., Mr. Repko served as chairman and head of the Restructuring Group at J.P. Morgan Chase, a leading investment banking firm, where he focused on providing comprehensive solutions to clients’ liquidity and reorganization challenges. In 1973, Mr. Repko joined Manufacturers Hanover Trust Company, a commercial bank, which after a series of mergers became part of J.P. Morgan Chase. Mr. Repko has been named to the Turnaround Management Association (TMA)-sponsored Turnaround, Restructuring and Distressed Investing Industry Hall of Fame. Mr. Repko has served on the Board of Directors of Stellus Capital Investment Corporation (SCM:NYSE) since 2012 and is Chairman of its Compensation Committee and serves on the Audit Committee. Mr. Repko received his B.S. in Finance from Lehigh University.
Richard Sadler
Director
Richard Sadler has been a member of our board of directors since July 2022. Mr. Sadler has been, since December 2021, an advisor to Purus Maritime, a U.S. holding company, that owns and leases environmentally advanced vessels and infrastructure, in four sectors, with a focus on technology that exceeds the decarbonization trajectory rate set by the IMO and Paris Agreement. In May 2022 he was elected to the Board of Britannia P&I Club having, since June 2020, been a Sustainable Business Advisor to the Board and senior leadership team. In that capacity he was responsible for the development, and publishing, of the Britannia Sustainability report. From June 2017 to June 2020, Mr. Sadler was Chief Operating Officer of NYSE-listed GasLog Ltd and GasLog Partners LP, who were leading owners and operators of LNG carriers. Prior to that, from October 2015 to June 2017, he was a consultant advisor to the Foresight Group, which operated in the shipping, drilling, hospitality and shoe retail and manufacturing industries, and from June 2007 to October 2015 he was Chief Executive Officer of Lloyd’s Register Group, which provided regulatory compliance and consultancy services through technical and management services in the marine, energy and other sectors. From 2004 to 2007, he was a director of asset management for the Royal Bank of Scotland (Shipping and Offshore Energy). Mr. Sadler is a member of the Trinity House Corporate Board and a fellow of the Royal Academy of Engineers. Mr. Sadler holds a Bachelors of Science, with honors, in Naval Architecture from Newcastle University and was awarded honorary doctorates from both Newcastle and Southampton University.
Class II Director — Term to Expire in 2026
Iraklis Prokopakis
Vice Chairman
Iraklis Prokopakis is Vice Chairman of our board of directors. On November 10, 2023, Mr. Prokopakis’s previously announced retirement from his executive role as Senior Vice President and Chief Operating Officer of the Company became effective. Mr. Iraklis Prokopakis joined us in 1998 and has over 40 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Iraklis Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master’s degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Iraklis Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from DNV. He is a member of the Board of the Hellenic Chamber of Shipping and the Owners’ Committee of the Korean Register of Shipping. He is the uncle of Filippos Prokopakis.

EXECUTIVE OFFICERS OF THE COMPANY
Our executive officers are generally elected annually by the Board and serve at the discretion of the Board. Our current executive officers and their respective ages and positions are set forth below.
The biographical summary of Dr. Coustas, who serves as a member of the Board, appear above while Messrs. Chatzis’, Prokopakis and Vastarouchas’ biographical summaries are set forth below.
Name	Age(1)	Positions
Dr. John Coustas	68	President and Chief Executive Officer
Evangelos Chatzis	50	Chief Financial Officer, Treasurer and Secretary
Filippos Prokopakis	41	Chief Commercial Officer
Dimitris Vastarouchas	56	Chief Operating Officer

(1)
As of June 1, 2024.

The following are biographical summaries of our officers who are not directors:
Evangelos Chatzis is our Chief Financial Officer, Treasurer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 28 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company’s initial public offering in the United States and has led the finance function of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including drybulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master’s of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.
Filippos Prokopakis is our Chief Commercial Officer. On November 10, 2023, Filippos Prokopakis, who had been serving as Commercial Director of our Manager, was appointed Chief Commercial Officer of the Company. Mr. Filippos Prokopakis has been with our Manager since 2012 and has over 13 years of experience in the shipping and logistics industry. During his tenure with our Manager, he has been in charge of chartering and sale and purchase activities and has developed considerable experience across all commercial operations. Prior to joining our Manager, Filippos was a Project Manager at Mamidoil — Jetoil S.A., responsible for commercial operations concerning aviation fuel, contract negotiations, market analysis and forecasting. He holds a bachelor’s degree in business administration from Hofstra University, New York, a Master of Science degree in International Marketing from London South Bank University and Certificates in the fields of Shipping, Negotiations and Decision Making. He is the nephew of Iraklis Prokopakis.
Dimitris Vastarouchas is our Chief Operating Officer. On November 10, 2023, Dimitris Vastarouchas, who had been serving as the Company’s Deputy Chief Operating Officer, was appointed the Company’s Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 28 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Det Norske Veritas and Certified Negotiator by Schranner Negotiations Institute (SNI).

CORPORATE GOVERNANCE
Our business is managed under the direction of the Board, in accordance with the Business Corporations Act of the Republic of The Marshall Islands and our Restated Articles of Incorporation and Amended and Restated Bylaws. Members of the Board are kept informed of our business through: (i) discussions with the Chairman, President and Chief Executive Officer and other members of our management team; (ii) the review of materials provided to directors; and (iii) participation in meetings of the Board and its committees.
Documents Establishing Our Corporate Governance
The Board and our management have engaged in an ongoing review of our corporate governance practices in order to ensure full compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.
Our Restated Articles of Incorporation and Amended and Restated Bylaws are the foundation of our corporate governance. We have also adopted a number of key documents that further shape our corporate governance, including:
•
A Code of Business Conduct and Ethics for all officers and employees;

•
A Code of Conduct and Ethics for Corporate Officers and Directors;

•
An Ethics and Compliance Policy;

•
A Nominating and Corporate Governance Committee Charter;

•
A Compensation Committee Charter;

•
An Audit Committee Charter; and

•
An Environmental, Social and Governance (ESG) Committee Charter

These documents and other important information on our corporate governance, including the Board’s Corporate Governance Guidelines, Anti-Fraud Policy, Anti-Bribery and Anti-Corruption Policy and Anti-Money Laundering Policy, are posted on our website, and may be viewed at http://www.danaos.com at “Investors.” We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.
The Board has a commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:
•
Selection and monitoring of the performance of our senior management;

•
Succession planning for our senior management;

•
Qualifications for membership on the Board;

•
Functioning of the Board, including the requirement for meetings of the independent directors; and

•
Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a high standard of corporate governance.
We are a “foreign private issuer” under SEC rules promulgated under the Securities Act. Pursuant to certain exceptions available to foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by domestic U.S. companies under the New York Stock Exchange listing standards. We have elected to comply, however, with the New York Stock Exchange corporate governance rules applicable to domestic U.S. issuers, except that (1) as permitted for foreign private issuers, one member of the Nominating and Corporate Governance Committee of our board of directors is a non-independent director and (2) we have not sought, and may not seek, stockholder approval for certain issuances of common stock, including the common stock issued in connection with the consummation of our debt refinancing in 2018, and equity compensation plans, as permitted by applicable Marshall Islands law. See “Item 16G. Corporate Governance” in our Annual Report on Form 20-F filed with the SEC on February 29, 2024.
Independence of Directors
The foundation for our corporate governance is the Board’s policy that a majority of its members should be independent. The Board believes that Messrs. Christodoulou, Itkin, Sadler and Repko do not have and have not had a material relationship with us either directly or indirectly during 2023 or 2024 that would interfere with the exercise of their independent judgment as our directors.
The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Corporate Governance Guidelines provide that absent unusual circumstances, a director who satisfies the standards of director independence under the New York Stock Exchange’s current listing standards will be deemed to be “independent.” In determining whether a director qualifies as independent, consideration is given to the following factors, among others:
•
Any facts and circumstances that could reasonably be expected to improperly influence the director’s exercise of judgment;

•
Whether the director would or would not qualify under other standards relating to independence, including definitions of director independence adopted by other national securities exchanges and standards of independence endorsed by persons and groups addressing corporate governance issues, including institutional investors; and

•
Countervailing considerations that tend to show that the director would not face any impairment in fulfilling his or her fiduciary duty of loyalty.

The Corporate Governance Guidelines require that determinations of director independence be made in accordance with the following procedures: (1) the Board makes its determinations as to director independence annually at the Board meeting preceding the expected release of our proxy statement for the annual meeting of stockholders; (2) the Nominating and Corporate Governance Committee reviews the independence of directors and reports its findings to the Board at that Board meeting; (3) the Nominating and Corporate Governance Committee or the Board may request a written report or documentation collecting and summarizing information relevant to its determination of a director’s independence; and (4) if required by the listing criteria of the New York Stock Exchange, the Board will issue a statement briefly explaining the basis for its determination that a director is independent and include such statement in our proxy statement for the annual meeting of stockholders.
Board of Directors
We currently have six members on our board of directors. Under our Restated Articles of Incorporation, our board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor has been duly elected and qualified, except in the event of death, resignation or removal of the director. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.
Our board of directors has determined that a majority of our board of directors, each of Messrs. Christodoulou, Itkin, Sadler and Repko, is independent within the requirements of the New York Stock Exchange.
The nominees for election as a director at the 2024 Annual Meeting were nominated by the Board upon the recommendation of the Nominating and Corporate Governance Committee.

Each director attended at least 75% of the meetings of the board of directors and of the committees of which the director was a member. To promote open discussion among the independent directors, those directors meet in regularly scheduled and ad hoc executive session without participation of our company’s management and will continue to do so in 2024. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.
The Board has not adopted any specific policy with respect to the attendance of directors at annual meetings of stockholders. We held our 2023 annual meeting of stockholders in July 2023.
Committees of the Board
The Board has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an ESG Committee, each of which has a charter that may be viewed at http://www.danaos.com at “Investors.” We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.
Audit Committee
Our Audit Committee consists of Myles R. Itkin (chairman), Petros Christodoulou and William Repko. Each of the current Audit Committee members are “independent,” as such term is defined under the applicable rules of the SEC and the New York Stock Exchange’s current listing standards. Our Board has determined that Mr. Itkin qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The Audit Committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the Board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the Audit Committee’s written charter, (12) handling such other matters that are specifically delegated to the Audit Committee by the Board from time to time, (13) reporting regularly to the full Board and (14) evaluating the Board’s performance.
Compensation Committee
Our Compensation Committee consists of Petros Christodoulou (chairman), William Repko and Richard Sadler. All of the Compensation Committee members are “independent,” as such term is defined under the New York Stock Exchange’s current listing standards.
The Compensation Committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our Chief Executive Officer and other executive officers, (3) developing and recommending to the Board compensation for Board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the Chief Executive Officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the Compensation Committee by the Board from time to time.
The Compensation Committee determines the compensation of our executive officers based on the Compensation Committee’s evaluation of the Company’s performance and the performance of the executive officer, information regarding competitive compensation and such other factors and circumstances as the Compensation Committee may deem relevant. The Compensation Committee also recommends to the Board the compensation of members of the Board, including Board and committee retainer fees, equity based compensation and other similar items as appropriate. Compensation Committee actions that have a material effect on the amount or timing of compensation or benefits to non-executive directors are in all cases subject to the approval or ratification of the Board, unless specific authority for the Compensation Committee to take such action has been delegated by the Board. Our executive officers do not have any role in determining or recommending the amount or form of executive officer or director compensation.
The Compensation Committee is authorized to retain any compensation consultants that it deems necessary in the performance of its duties and to approve the compensation consultant’s retention terms and fees. The Compensation Committee did not retain any compensation consultants in 2023.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee consists of William Repko (chairman), Iraklis Prokopakis and Myles R. Itkin. All of the Nominating and Corporate Governance Committee members, except for Mr. Iraklis Prokopakis are “independent,” as such term is defined under the New York Stock Exchange’s current listing standards. As such, we rely on the exemption available to foreign private issuers from the New York Stock Exchange requirement that nominating/corporate governance committees be composed entirely of independent directors.
The Nominating and Corporate Governance Committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the Board individuals qualified to become executive officers, (3) overseeing evaluations of the Board, its members and committees of the Board and (4) handling such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by the Board from time to time.
Stockholder Nominations
Any stockholder or the Board may propose any person for election as a director. A stockholder who wishes to propose an individual for election as a director must provide written notice to our Secretary of the intention to propose the nominee and such nominee’s willingness to serve as a director. Notice must be given as described under “Stockholder Communications with Directors”. In addition, each notice must set forth as to each individual whom a stockholder proposes to nominate for election as a director, (i) the name, age, business address and residence address of such individual, (ii) the principal occupation or employment of such individual, (iii) the number of shares of common stock of the Company which are beneficially owned by such individual, and (iv) any other information relating to such individual that is required to be disclosed under the rules of the SEC applicable to solicitations of proxies with respect to nominees for election as directors. The stockholder proposing the nominee must provide (a) his or her name and address, as they appear on the register of stockholders of the Company, (b) the number of shares of our common stock which are beneficially owned by such stockholder, and (c) the period of time such shares of common stock have been owned. Individuals proposed by stockholders in accordance with these procedures will receive the same consideration as individuals identified to the Nominating and Corporate Governance Committee through other means.
The Nominating and Corporate Governance Committee evaluates candidates for election as directors by considering, among other things, (i) the candidate’s experience, education, expertise and skills, and how those attributes relate to our business; (ii) how those attributes of a given candidate would complement the other Board members; (iii) the candidate’s independence from conflict of interest with us; (iv) the candidate’s ability to devote appropriate time and effort in preparation for board meetings; (v) the candidate’s character, judgment and reputation, and current or past service in positions or affiliations, and (vi) in determining whether to recommend the nomination of an incumbent director for election, considerations as to whether the incumbent director has performed effectively in his or her most recent years of service and whether the director continues to substantially meet the criteria for selection as director.
The Nominating and Corporate Governance Committee evaluates qualified director candidates at regular or special Nominating and Corporate Governance Committee meetings against the current director qualification standards and reviews qualified director candidates with the Board and recommends one or more of such individuals for appointment to the Board.
Environmental, Social and Governance (ESG) Committee
Our environmental, social and governance committee consists of Iraklis Prokopakis (chairman), Richard Sadler and Petros Christodoulou. The Board has established the ESG Committee to assist, advise and act on behalf of the board in: (1) providing oversight and guidance with respect to the Company’s environmental (including with respect to climate change), social (including with respect to social and political trends), and corporate responsibility matters (“ESG Matters”); (2) evaluating and recommending initiatives for ESG Matters for adoption by the Company; (3) assessing risks and opportunities regarding ESG Matters; (4) promoting practices for ESG Matters within the Company’s business culture and processes.
Indemnification
Under the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Bylaws, every director or officer will be indemnified out of our funds against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director or officer while exercising his or her powers and discharging his or her duties. The indemnity contained in our Amended and Restated Bylaws does not extend to any matter that would render it void pursuant to the Business Corporations Act of the Republic of The Marshall Islands.
Stockholder Communications with Directors
Our Amended and Restated Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary.
Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of stockholders. If, however, the date of our annual meeting is more than 30 days before or 30 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to such annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our Amended and Restated Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders.
Stockholders who wish to send communications on any topic to the Board, the independent members of the Board as a group or to the presiding director of the executive sessions of the independent members of the Board, may do so by writing to our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.
Compensation
The Compensation Committee of the Board of Directors has the responsibility to review, discuss and recommend for approval management compensation arrangements. The policy of the Compensation Committee is to structure officers’ compensation arrangements so as to enable us to attract, motivate and retain high performance executives who are critical to our long-term success.

We pay our non-executive directors annual fees of $70,000, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below under “— Equity Compensation Plan.” The audit committee chairman receives an additional annual fee of $15,000. For each of the years ended December 31, 2022 and 2023, non-executive directors received an additional bonus award of $147,500 in the aggregate. Executive officers serving as directors receive no compensation for their services as a director. We do not have service contracts with any of our non-employee directors. We have employment agreements with one director who is also an executive officers of our company, as well as with our other three executive officers.
We directly employ our executive officers, who received aggregate cash compensation of $2.2 million (€2.0 million), $2.1 million (€2.0 million) and $2.1 million (€1.8 million) for the years ended December 31, 2023, 2022 and 2021, respectively. As of January 1, 2024, the annual base compensation of our executive officers is at €2.3 million in the aggregate. Our executive officers are also eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below under “— Equity Compensation Plan.” We recognized non-cash share-based compensation expense in respect of awards to executive officers of $6.3 million, $5.4 million and $11.8 million in the years ended December 31, 2023, 2022, and 2021, respectively.
In addition, effective from December 14, 2022, the Company maintains a defined benefit retirement plan for its executive officers. Prior service cost arising from the retrospective recognition of past service of $14.2 million was recognized in the “Other Comprehensive Income” in 2022, out of which advances amounting to $7.8 million were exercised and recognized under “Other income/(expense), net” in the Consolidated Statement of Income in the period ended December 31, 2022. In 2023, one additional executive officer was added to the plan and another one was appointed to a new position. Prior service cost arising from the retrospective recognition of past service and due to experience amounting to $5.2 million and losses due to assumptions change amounting to $1.1 million were recognized in “Other Comprehensive Income” in 2023. Defined benefit obligation of $13.3 million and $6.4 million is presented under “Other long-term liabilities” on the Company’s balance sheet as of December 31, 2023 and December 31, 2022, respectively.
Our executive officers are entitled to severance payments for termination without “cause” or for “good reason” generally equal to (i) (x) the greater of (A) the amount of base salary that would have been payable during the remaining term of the agreements, which expire in December 2027, and (B) three times the executive officer’s annual salary plus bonus (based on an average of the prior three years), including the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), as well as (y) a pro-rata bonus for the year in which termination occurs and continued benefits, if any, for 36 months or (ii) if such termination without cause or for good reason occurs within two years of a “change of control” of our company the greater of (a) the amount calculated as described in clause (i) and (b) a specified dollar amount for each executive officer (approximately €6.8 million in the aggregate for all executive officers, excluding amounts payable under the defined benefit retirement plan), as well as continued benefits, if any, for 36 months.
Equity Compensation Plan
Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including restricted stock, stock options and other awards) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries. The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of shares subject to outstanding unvested awards granted before August 2, 2019. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. These equity awards under our amended and restated 2006 equity compensation plan may be granted by the Company’s Compensation Committee or Board of Directors.
On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares vested on December 31, 2021. On February 12, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members. On December 10, 2021, the Company granted

110,000 fully vested shares to executive officers and Board of Directors members and on December 14, 2022, the Company granted 100,000 fully vested shares to executive officers. On November 10, 2023, the Company granted 100,000 fully vested shares to executive officers. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date. Stock based compensation expenses of $6.3 million, $6.0 million and $15.3 million were recognized under “General and administrative expenses” in the Company’s Consolidated Statements of Income in the years ended December 31, 2023, 2022 and 2021, respectively. No restricted shares were issued and outstanding as of December 31, 2023 and December 31, 2022.
The Company has also established the Directors Share Payment Plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of the Company’s common stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Danaos common stock all or a portion of their compensation. During 2023, 2022 and 2021, none of the directors elected to receive his compensation in shares of Danaos common stock.
As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.
Compensation Recovery Policy
In light of the SEC’s adoption of final clawback rules in October 2022 and the New York Stock Exchange’s adoption of final listing standards consistent with the SEC rules, we adopted a Compensation Recovery Policy effective as of October 2, 2023. If we are required to prepare an accounting restatement due to material non-compliance with any financial reporting requirements, the Compensation Recovery Policy requires (subject to certain limited exceptions described in the policy and permitted by the final clawback rules) that we recover erroneously awarded compensation received by any current or former executive officer in the three fiscal years prior to the date we were required to restate our financial statements that is in excess of the amount that would have been received based on the restated financial statements.

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS
Appointment of Auditors
The Audit Committee of the Board has appointed Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the year ending December 31, 2024. We are asking stockholders to ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm at the 2024 Annual Meeting. The Board recommends approval by our stockholders of the ratification of the appointment of Deloitte Certified Public Accountants S.A. as our auditors for the fiscal year ending December 31, 2024.
Deloitte Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors of the Company are subject to approval by the Company’s audit committee.
Pre-approval Policies and Procedures
The audit committee charter sets forth our policy regarding retention of the independent auditors, requiring the audit committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees related thereto. The chairman of the audit committee or in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.
The Audit Committee and the Board recommends that stockholders vote “FOR” the ratification of the appointment of Deloitte Certified Public Accountants S.A. as our independent auditors for the fiscal year ending December 31, 2024.
OTHER MATTERS
Principal Executive Offices
The address of our principal executive offices is c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480. Our corporate website address is http://www.danaos.com.
United States Securities and Exchange Commission Reports
Copies of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC, and our Annual Report to Stockholders, are available to stockholders free of charge on our website at http://www.danaos.com under the “Investors” section or www.proxyvote.com or by requesting by telephone at +30 210 419 6480 or by writing to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.
General
The proxy for the 2024 Annual Meeting is solicited on behalf of the Board. Unless otherwise directed, proxies held by John Coustas, our Chairman, President and Chief Executive Officer, or Evangelos Chatzis, our Chief Financial Officer and Secretary, will be voted at the 2024 Annual Meeting or any adjournments or postponements thereof for the election of each of the nominees to the Board named on the proxy card and for the ratification of appointment of the independent auditors. If any matter other than those described in this Proxy Statement properly comes before the 2024 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.
Please vote all of your shares. Beneficial stockholders sharing an address who receive multiple copies of the proxy materials should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement, Annual Report to Stockholders or Annual Report on Form 20-F, now or in the future, should submit their request to us by telephone at +30 210 419 6480 or by writing to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.